Contact Information Stephen Green EVP, Legal & Corporate Secretary IHS Inc. 15 Inverness Way East Englewood, CO 80112 212-850-8542 (direct dial) 212-850-8540 (facsimile)

December 10, 2013

Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	IHS Inc.
Form 10-K for the Fiscal Year Ended November 30, 2012
Filed January 18, 2013
File No. 1-32511

Dear Ms. Blye:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) (“Staff”) in your letter to IHS Inc. (“IHS”) dated November 25, 2013, regarding the filing referenced above. For your convenience, we have repeated each of the Staff’s comments below in italics and have provided our response to each of the comments in your letter.

1.
Please tell us about contacts with Syria, Sudan and Cuba since your letter to us dated March 11, 2010. In this regard, you disclose in the 10-K that you operate in the Middle East, Africa and Latin America, regions that include those countries. As you know, Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Recent news articles discuss that IHS Global Insight provides analyses and publishes articles relating to Syria, Sudan and Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan or Cuba since your prior letter, whether indirectly or through subsidiaries, affiliates or other indirect means.

For instance, a 2013 news article reports that you announced a partnership with John Wiley & Sons. Wiley discloses in its latest Form 10-K that it sells products to customers in Syria, Sudan and Cuba. A 2011 news article reports that you acquired Seismic Micro-Technology and its KINGDOM software. A 2009 article reports that India’s Oil and Natural Gas Corporation’s subsidiary ONGC Videsh Limited at that time ran KINGDOM software and had projects in Syria,

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Sudan and Cuba. Your response should describe any services, transactions or products you have provided to or received from Syria, Sudan and Cuba, and any agreements, commercial arrangements, or other contacts that you have had with the governments of those countries or entities controlled by their governments.

IHS takes great efforts in managing its global business to comply with all of the sanctions, embargoes, export limitations, and other restrictions imposed by the United States Government and other governments where we do business around the world. The IHS Business Code of Conduct articulates the obligation of every employee in our company to comply with these restrictions. Our culture promotes a higher standard of conduct than legally required, and we utilize the practices and controls of a compliance program that enables us to question and validate transactions that have the potential to violate our standards.

We carefully observe the restrictions imposed by the State, Commerce, and Treasury Departments as well as the intent of the U.S. Government to limit business contacts with certain countries, industries, entities, and individuals. We actively enforce the Export Administration Regulations administered by the U.S. Department of Commerce’s Bureau of Industry & Security (“BIS”), the International Traffic in Arms Regulations administered by the U.S. Department of State’s Directorate of Defense Trade Controls, and Foreign Assets Control Regulations promulgated under the authority of the International Emergency Economic Powers Act and the Trading With the Enemy Act and administered by the U.S. Treasury Department’s Office of Foreign Assets Controls (“OFAC”).

In response to the Staff’s request, we have reviewed our records for all of our business contacts with Cuba, Syria, and Sudan since March 11, 2010. We do not have any offices or activities in any of the listed countries. And, except as noted below, we do not have any agreements, commercial arrangements, or other contracts with the governments of those countries or entities controlled by those governments. Any transactions with these countries fall into two categories: (i) transactions relating to ship numbering information as part of an IHS United Kingdom subsidiary’s agreement with the United Nation’s International Maritime Organization (“IMO”); and (ii) two transactions related to pre-existing informational materials sold to entities located in Sudan. Per your request, we also address IHS’ transactions with (iii) John Wiley & Sons (“Wiley”); and (iv) ONGC Videsh Limited (“ONGC”) below.

(i)	IHS Global Subsidiary / International Maritime Organization -- Ship Numbering Scheme

As an operating branch of the United Nations, the IMO has mandated that every propelled, sea-going merchant ship over 100 gross tons have a unique identification number.   As originally noted in our March 11, 2010 letter, under a United Nations mandate, the sole source for assigning and validating these numbers is the maritime division of IHS Global Ltd (“Global”), which is based in the United Kingdom (the maritime division is hereinafter referred to as “Fairplay”).1 As the sole source of that critical information, Fairplay must gather information about ships from around the world. Importantly, IHS implements the services for the ship identification mandate for the IMO without compensation. Customers, regardless of location do not pay to receive a ship identification number.
Shipping and maritime-related customers in Syria have registered and received IMO numbers from Fairplay. These items were not subject to OFAC regulation. First, they are within the scope of the informational materials exception. Second, the transactions were by a United Kingdom company that was not a U.S. person under the applicable regulations and are not subject to BIS regulation because, as United Kingdom products produced by non-U.S. persons, they are outside of the scope of the EAR.
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1 Global’s maritime division is currently transitioning from the name “Fairplay” or “Lloyd’s Register-Fairplay” to “IHS Maritime,” which it will subsequently be called.

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December 10, 2013

Customers in Sudan also registered and received IMO numbers from Fairplay as part of the IMO program. In addition to the reasons described above for Syria (which equally apply to transactions with Sudan), there is a general OFAC license for all transactions and activities that are for the conduct of the official business of the United Nations specialized agencies. As Fairplay provides these services for the IMO, a United Nations organization, this general license is applicable to this transaction.

As described in our March 11, 2010 letter, when IHS became involved with Fairplay, we found that the business had sold subscriptions to customers in Cuba. Prior to our control of the business, such transactions were not deemed to be problematic, as this was a United Kingdom-owned and operated business providing a global service under a mandate of the United Nations. Under IHS ownership and control of the business, we took into consideration the fact that applicable information exceptions to the OFAC sanctions against Cuba would allow us to continue providing our pre-existing informational materials to customers in that country. However, upon taking control of Fairplay, we terminated subscriptions purchased in Cuba. We then sought to satisfy our obligations to the IMO while also meeting the objectives of U.S. policy.

As a result, IHS requested and received a license from OFAC which authorized transactions with Cuba, and stated that a license was not required for other countries, regarding the United Nations-mandated ship numbering scheme. As a result, shipping and maritime-related customers in these locations have registered and received IMO numbers from Fairplay.

In October 2013, IHS requested a renewal of this license, which recently expired, requesting further authorization to administer the IMO ship identification mandate.

(ii)	Informational Material Transactions with Sudan

On October 18, 2010, IHS’ Janes subsidiary sold pre-existing, off-the-shelf informational materials to the United Nations Mission in Sudan for $3,802.06. Since the OFAC regulations regarding Sudan contain exceptions for informational materials and transactions for the conduct of the official business of the United Nations, and since informational materials are outside the scope of the EAR, this transaction was exempt from license requirements.

On May 27, 2010, Fairplay sold pre-existing, off-the-shelf informational materials to SDV Transintra (an affiliate of Bollore Investissements SA) for approximately $1,595. Since the OFAC regulations regarding Sudan contain an exception for informational materials and informational materials are outside the scope of the EAR, this transaction was exempt from license requirements.

(iii)	Relationship with John Wiley & Sons, Inc.

The Staff comments indicate that a “2013 news article report[ed] that [IHS] announced a partnership with John Wiley & Sons” and that Wiley had “disclose[d] in its latest Form 10-K that it sells products to customers in Syria, Sudan and Cuba.” The agreement between IHS and Wiley is a license from Wiley to IHS that permits IHS to sublicense and distribute Wiley products. Except as noted above, IHS does not sell products to entities located in Cuba, Sudan, or Syria. Wiley does not distribute IHS products under the license and thus is not in a position to provide IHS products to entities located in Cuba, Sudan, or Syria.

(iv)	Relationship with ONGC Videsh Limited

The Staff comments indicate that a “2011 News article reports that you acquired Seismic Micro-Technology and its KINGDOM software” and that a “2009 article reports that India’s Oil and Natural Gas

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Corporation’s subsidiary ONGC Videsh Limited at that time ran KINGDOM software and had projects in Syria, Sudan and Cuba.” As you note, Videsh is owned by India’s Oil and Natural Gas Corporation and, we understand, has indicated that it has engaged in certain exploration activities in Cuba, Sudan, and Syria. We note that the majority of Videsh’s work appears to be in India.

Based on IHS’ review of its records, we understand that Seismic Micro-Technology (which was acquired by IHS on August 10, 2011) initially licensed the KINGDOM software to Videsh in 2009 and that Videsh remains a current customer of IHS. The license was executed in India and Videsh has not provided any indication that the software would be used in any restricted country. Consistent with its compliance practices and procedures, IHS has screened the Videsh transaction; Videsh is neither restricted from receiving U.S. exports nor has IHS received any information that the software was or is being used for restricted end uses. To the contrary, all of IHS’ interactions with Videsh related to the license have pertained to India. For example, the license includes a training component and all services related thereto have been performed in India. Moreover, the standard license agreement executed by Videsh indicates that the license is “subject to the applicable provisions of the U.S. Export Administration Act and the U.S. Trading with the Enemy Act”; confirms that Videsh “understands that [IHS] is subject to regulation by agencies of the U.S. Government, including, but not limited to the U.S. Department of Commerce, which prohibit export or diversion of certain technical products to certain countries”; and warrants that Videsh “will comply in all respects with the Export Administration Regulations and all other export and re-export restrictions as may be applicable to the Software and Deliverables.” Based on these facts and representations, IHS has no reason to believe that the software provided to Videsh has been or is being used in Cuba, Sudan, or Syria.

2.
Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Our opinion is that no quantitative or qualitative aspects of our contacts with Syria, Sudan, or Cuba pose a material investment risk for our security holders.

We do not have any assets or liabilities associated with the listed countries. In 2011, 2012 and through October 2013, to the best of its knowledge, no IHS revenues were associated with Cuba, Sudan, or Syria. The fact that IHS understands that none of its 2011, 2012 or 2013 revenue is associated with restricted countries demonstrates that IHS has policies and procedures in place to ensure that our transactions meet our standards for compliance with (i) U.S. laws governing international commerce; and (ii) our own standards for ethical business conduct and risk mitigation.

One important aspect of this risk analysis is the fact that we are looked upon by many customers, including those in the U.S. Government, as authoritative experts on global information and analytics. Accordingly, it is part of our business to include countries such as Cuba, Sudan, and Syria in the comprehensive list of over 200 countries included in our data sets. But when we list over 200 countries on our various websites, we are not listing IHS locations, nor are we listing the locations of our

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customers; rather, we are listing those countries to help our customers get to the appropriate source of products and information that they need.

While we do not have revenue or contacts with or in Cuba, Sudan, and Syria, we provide informational offerings about these countries. The information about restricted countries brings value to our customers, including the U.S. government agencies that rely on IHS products. Importantly, however and as noted above, IHS does not have any offices or activities in any of the listed countries nor use any paid contributors located therein. Our information about activities in these countries comes from our review of publically available information.

IHS takes its reputational concern beyond our investors, to our customers, employees, and other business partners, including regular users within the U.S. Government. That constituency alone puts a heavy burden on us to manage our business with all of these considerations.

* * * * *

In responding to your comments regarding the filing referenced above, IHS acknowledges that (1) IHS is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (2) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the above referenced filing; and (3) IHS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please contact me at (212) 850-8542.

Respectfully submitted,

/s/ Stephen Green
Stephen Green
EVP, Legal & Corporate Secretary